

August 29, 2023

Shangzhao Hong
Chief Executive Officer
Creative Global Technology Holdings Ltd
Unit 03, 22/F, Westin Centre
26 Hung To Road, Kwun Tong
Kowloon, Hong Kong

> **Re: Creative Global Technology Holdings Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed August 14, 2023**
> **File No. 333-273329**

Dear Shangzhao Hong:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1

General

1. We note the changes you made to your disclosure appearing on the prospectus cover page, Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with PRC laws and regulations and how they apply in Hong Kong. It is unclear to us that there have been changes in the regulatory environment in Hong Kong and the PRC since the amendment that was filed on July 19, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over

operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure removing references to the PRC government conveys the same risks. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 19, 2023.

You may contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lan Lou